Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS

PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended
	March 28, 2004	March 30, 2003
Number of shares of Class A and Class B common stock outstanding at beginning of period	9,542	9,511

Issuance of shares of Class B common stock (weighted), net of forfeiture of restricted stock awards	8	15

Shares used in the computation of basic earnings per common share	9,550	9,526

Adjustment to reflect dilution from common stock Equivalents	32	27

Shares used in the computation of diluted earnings per common share	9,582	9,553

Net income available for common shares	$58,924	$72,545

Basic earnings per common Share	$6.17	$7.62

Diluted earnings per common share	$6.15	$7.59